Exhibit 99.3

BIOASIS TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

(Unaudited)

For the Three and Six Months Ended August 31, 2022 and 2021

BIOASIS TECHNOLOGIES INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All Amounts Expressed in Canadian Dollars)

		August 31,	February 28,
		2022	2022
	Notes	(Unaudited)	(Audited)

ASSETS
Current assets
Cash and cash equivalents	8	$568,226	$1,730,766
Accounts receivable	8	17,870	97,672
Prepaid expenses		322,310	278,284

Total current assets		908,406	2,106,722

Non-current assets
Property and equipment		102	216
Intangible assets	3	1,414,250	158,960

Total non-current assets		1,414,352	159,176

Total assets		$2,322,758	$2,265,898

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	8	$1,540,239	$1,489,459
Deferred revenue - current	10	393,961	-
Current portion of convertible debentures	11	1,500,000	1,500,000

Total current liabilities		3,434,200	2,989,459

Non-current liabilities
Derivative warrant liabilities	6	59,090	425,539
Derrivativ conversion feature	6	26,511	366,499
Convertible debentures	11	503,670	401,763

Total non-current liabilities		589,271	1,193,801

Total liabilities		4,023,471	4,183,260

EQUITY (DEFICIENCY)
Share capital	4	28,753,759	27,453,759
Contributed surplus		11,352,992	11,098,283
Accumulated other comprehensive income		169,906	184,563
Deficit		(41,977,370)	(40,653,967)

Total equity (deficiency)		(1,700,713)	(1,917,362)

Total liabilities and equity (deficiency)		$2,322,758	$2,265,898

Going concern                         Note 2(d)

Approved on behalf of the Board:

/s/ Deborah Rathjen	/s/ John Curran

Deborah Rathjen, Director	John Curran, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

1

BIOASIS TECHNOLOGIES INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(All Amounts Expressed in Canadian Dollars)

		Three Months	Three Months	Six months	Six Months
		Ended	Ended	Ended	Ended
	Notes	August 31,	August 31,	August 31,	August 31,
		2022	2021	2022	2021

Revenues
Research revenue	10	$120,440	$-	$120,440	$-
Total revenue		120,440	-	120,440	-

Expenses
General and administrative		774,275	782,073	1,222,906	1,371,439
Research and development		245,826	403,681	426,845	603,232

Total operating expenses		1,020,101	1,185,754	1,649,751	1,974,671

Loss before other income (expense)		(899,661)	(1,185,754)	(1,529,311)	(1,974,671)

Other income (expense)
Loss on sale of capital assets		-	-	-	(126)
Forgiveness of paycheck protection program loan		-	111,397	-	111,397
Settlement of contract dispute	12	-	(93,349)	-	(93,349)
Interest expense		(230,294)	(154,688)	(476,883)	(154,678)
Foreign exchange loss		(10,329)	(20,827)	(23,646)	(30,237)
Change in estimated fair value of derivatives	6	50,093	762,934	706,437	1,020,724

Total other income (expense)		(190,530)	605,467	205,908	853,731

Net loss		$(1,090,191)	$(580,287)	$(1,323,403)	$(1,120,940)

Other comprehensive (loss) income
Items that may be reclassified to profit or loss
Foreign currency translation adjustment		(16,396)	(16,383)	(14,657)	1,734

Comprehensive loss		$(1,106,587)	$(596,670)	$(1,338,060)	$(1,119,206)

Loss per share – Basic and diluted		$(0.01)	$(0.01)	$(0.02)	$(0.02)

Weighted average number of common shares outstanding		78,212,918	72,144,015	74,249,631	72,144,015

The accompanying notes are an integral part of these condensed interim consolidated financial statements

2

BIOASIS TECHNOLOGIES INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

(Unaudited)

(All Amounts Expressed in Canadian Dollars)

	Share Capital
	Number of Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit	Total Equity (Deficiency)

Balance, February 28, 2021	72,144,015	$27,257,720	$10,657,699	$185,652	$(37,693,875)	$407,196
Share-based compensation	-	-	405,762	-	-	405,762
Foreign currency translation adjustment	-	-	-	1,734	-	1,734
Net loss	-	-	-	-	(1,120,940)	(1,120,940)

Balance, August 31, 2021	72,144,015	$27,257,720	$11,063,461	$187,386	$(38,814,815)	$(306,248)

Balance, February 28, 2022	72,914,015	$27,453,759	$11,098,283	$184,563	$(40,653,967)	$(1,917,362)
Share-based compensation	-	-	254,709	-	-	254,709
Common shares issued pursuant to purchase of intangibles	6,500,000	1,300,000	-	-	-	1,300,000
Foreign currency translation adjustment	-	-	-	(14,657)	-	(14,657)
Net loss	-	-	-	-	(1,323,403)	(1,323,403)

Balance, August 31, 2022	79,414,015	$28,753,759	$11,352,992	$169,906	$(41,977,370)	$(1,700,713)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

3

BIOASIS TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(All Amounts Expressed in Canadian Dollars)

	Six Months	Six Months
	Ended	Ended
	August 31,	August 31,
	2022	2021

OPERATING ACTIVITIES
Net loss	$(1,323,403)	$(1,120,940)
Adjusted for items not affecting cash:
Depreciation of property and equipment	119	715
Change in estimated fair value of derivative warrant liabilities	(706,437)	(1,020,724)
Loss on sale of capital assets	-	126
Amortization of intangible assets	44,710	26,894
Amortization of debt issuance and discounts	476,907	154,973
Forgiveness of paycheck protection program loan	-	(111,397)
Share-based compensation	254,709	405,762

	(1,253,395)	(1,664,591)
Net changes in non-cash working capital items:
Accounts receivable	80,305	(17,490)
Prepaid expenses	97,548	9,022
Accounts payable and accrued liabilities	(130,999)	(373,616)
Deferred revenue	393,961	37,725

Net cash used in operating activities	(812,580)	(2,008,950)

FINANCING ACTIVITIES
Payment on convertible debentures	(375,000)	-
Proceeds from issuance of convertible debentures	-	2,905,000
Payment of debt issuance costs	-	(90,427)

Net cash (used in) provided by financing activities	(375,000)	2,814,573

Effects of exchange rate changes on cash and cash equivalents	25,040	(14,571)

DECREASE (INCREASE) IN CASH AND CASH EQUIVALENTS	(1,162,540)	791,052

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,730,766	2,736,735

CASH AND CASH EQUIVALENTS, END OF YEAR	$568,226	$3,527,787
Cash paid for interest	$-	$295
Cash paid for income taxes	$-	$-

Non-Cash Disclosures:
Payments of accounts payable with fixed asset	$-	$3,102
Shares issued for purchase of intangible asset	$1,300,000	$-
Purchase of insurance with a loan	$136,770	$-

The accompanying notes are an integral part of these condensed interim consolidated financial statements

4

BIOASIS TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended August 31, 2022 and 2021

(Unaudited amounts expressed in Canadian dollars)

1. INCORPORATION AND NATURE OF OPERATIONS

(a) Incorporation

Bioasis Technologies Inc. ("Bioasis" or the "Company") was incorporated on November 3, 2006 under the British Columbia Business Corporations Act as W.R. Partners Ltd. and changed its name to Bioasis Technologies Inc. on March 27, 2008. The Company's shares are publicly traded on the TSX Venture Exchange under the symbol “BTI” and on the OTCQB International, a segment of the OTCQX marketplace in the U.S., under the symbol “BIOAF”. The Company’s registered office is Suite 200, 4170 Still Creek Drive, Burnaby, British Columbia V5C 6C6 and its head office is 157 Church Street, 19th Floor, New Haven, Connecticut, 06510.

(b) Nature of Operations

Bioasis is a development stage biopharmaceutical company engaged in the research and development of products for the diagnosis and treatment of neurological diseases and disorders. The Company’s xB3 program describes its proprietary carrier, p97, and components thereof, to deliver therapeutics across the blood-brain barrier ("BBB").

2. STATEMENT OF COMPLIANCE AND BASIS OF FINANCIAL STATEMENT PRESENTATION

(a) Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB") and have been prepared using the same accounting policies and methods of application as disclosed in Note 2 to the Company’s audited consolidated financial statements for the year ended February 28, 2022 and were consistently applied to all the periods presented unless otherwise stated below. These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended February 28, 2022.

These condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors on October 28, 2022.

(b) Basis of Measurement

These condensed interim consolidated financial statements have been prepared on an historical cost basis, except for certain assets and liabilities, which are measured at fair value as explained in Note 8 to these condensed interim consolidated financial statements.

(c) Functional and Presentation Currencies

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company. The financial statements of the subsidiaries with functional currencies other than Canadian dollar are translated into Canadian dollars using period-end exchange rates for assets and liabilities, historical exchange rates for equity and weighted average exchange rates for operating results. Translation gains and losses are included in accumulated other comprehensive income (loss), net of tax, in equity. Foreign currency transaction gains and losses are included in the results of operations in other income (expense).

(d) Going Concern

As of August 31, 2022, the Company has an accumulated deficit of $41,977,370 and negative working capital of $2,525,794, and for the six months ended August 31, 2022, had a net loss of $1,323,403 and cash flow used in operating activities of $812,580. Based on the Company’s current cash burn rate, the Company anticipates that its existing cash balance is sufficient to fund operations through approximately October 2022. These factors indicate the existence of a material uncertainty that may raise significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue operations is dependent upon its ability to obtain additional funding through licensing of its technology and collaboration agreements with upfront and milestone payments, research grant funding, the sale of common shares, warrants, loans or issuance of debt securities and other strategic alternatives, which could result in the significant dilution in the equity interest of existing shareholders. The Company is actively pursuing financing sources in order to fund operations. Further, the biotechnology industry is subject to rapid and substantial technological change that could reduce the marketability of the Company's technology.

5

BIOASIS TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended August 31, 2022 and 2021

(Unaudited amounts expressed in Canadian dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF FINANCIAL STATEMENT PRESENTATION (continued)

(d) Going Concern (continued)

As of September 30, 2022, the Company has a cash balance of $345,197. The Company has been reducing its research activities and deferring payments to its vendors in order to extend its cash. As described in Note 11, the Company is in discussions with Lind to modify the convertible security funding agreement, add additional repayment holidays, and lend the Company additional funds, in return for modified repayment terms. As of the date of this filing, the modification to the convertible security funding agreement has not been finalized.

These condensed interim consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a forced liquidation. These condensed interim consolidated financial statements do not give effect to adjustments that would be necessary to the carrying amounts and classifications of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

(e) Significant Judgments, Estimates and Assumptions

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires managements to make judgments, estimates and assumptions that affect application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates. The condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impact of such estimates is pervasive throughout the condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements are:

•	Recognition of license and research revenue.
•	Assessment of carrying value of intangible assets.
•	Determination of the fair value of the Company’s warrants and common shares issued in private placements and convertible debt financings, including derivative warrant liabilities and conversion features.
•	Estimates used in calculating share-based compensation.

(f) Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed interim consolidated financial statements.

Basis of Consolidation

These condensed interim consolidated financial statements include the financial statements of Bioasis Technologies Inc. and its wholly-owned subsidiaries, Bioasis Advanced Technologies Inc., Bioasis Biosciences Corporation and Bioasis Royalty Fund, LLC. Bioasis Advanced Technologies Inc. was incorporated in Canada and Bioasis Biosciences Corporation and Bioasis Royalty Fund, LLC were incorporated in the USA. Subsidiaries are entities over which the Company has control which is achieved when the Company is exposed, or has the rights, to variable returns from its involvement with the investee and has the ability to affect those returns through the Company’s power to govern. Accounting policies of the Company’s subsidiaries are consistent with the Company’s accounting policies and all intercompany transactions, balances, income and expenses are eliminated on consolidation.

6

BIOASIS TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended August 31, 2022 and 2021

(Unaudited amounts expressed in Canadian dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF FINANCIAL STATEMENT PRESENTATION (continued)

(f) Significant Accounting Policies (continued)

Intangible Assets

Intangible assets acquired as part of a group of other assets are initially recognized and measured at cost less accumulated amortization and accumulated impairment losses. The cost of a group of intangible assets acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values. Costs incurred to establish and maintain patents for intellectual property developed internally are expensed in the period incurred. The costs of acquiring or licensing medical technology are capitalized.

Intangible assets with finite useful lives are amortized over their estimated useful lives from the date they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The amortization methods and estimated useful lives of intangible assets, which are reviewed annually, are as follows:

Assets	Basis	Rate
Jeffries Patents and IP	Straight-line	15 years
Cresence Patents and IP	Straight-line	15 years
Transcend Technology IP 2	Straight-line	20 years
License	Straight-line	10 years
Website	Straight-line	3 years

Impairment of Non-financial Assets

The carrying amounts of the Company’s non-financial assets are evaluated at each reporting date to determine whether there are any indications of impairment. If any such indications exist, then the asset’s recoverable amount is estimated. The recoverable amount of intangible assets with an indefinite useful life, intangible assets not available for use, or goodwill acquired in a business combination are measured annually whether or not there are any indications that impairment exists. Management uses judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into cash-generating units (“CGUs”), which represents the level at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGUs exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGUs is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists.

Share-based Compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in Note 5(a). The stock option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The Company grants restricted share units to executive officers, directors, employees and consultants pursuant to a restricted share unit plan described in Note 5(b). The fair value of restricted share units granted is recognized as compensation cost over the vesting period with a corresponding increase in equity. The fair value of the restricted stock units is determined based upon the quoted market price of the Company’s shares on the date of grant.

Where the share options are awarded to employees, the fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the number of share options that are expected to vest.

7

BIOASIS TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended August 31, 2022 and 2021

(Unaudited amounts expressed in Canadian dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF FINANCIAL STATEMENT PRESENTATION (continued)

(f) Significant Accounting Policies (continued)

Share-based Compensation (continued)

Where equity instruments are granted to parties other than employees, they are measured by reference to the fair value of the services received. If the fair value of the services received cannot be reliably estimated, the Company measures the services received by reference to the fair value of the equity instruments granted, measured at the date the counterparty renders service. Compensation cost is recognized over the vesting period. Amounts related to the issuance of shares are recorded as a reduction of share capital.

Financial Instruments

Financial assets are initially measured at fair value plus, in the case of a financial asset not measured at fair value through profit and loss (“FVTPL”), transaction costs. Financial assets are subsequently measured at: (i) FVTPL; (ii) fair value through other comprehensive loss (“FVOCI”) or (iii) amortized cost. The classification is based on whether the contractual cash flow characteristics represent “solely payments of principal and interest” as well as the business model under which the financial assets are managed.

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition.

Compound instruments are bifurcated and presented in the condensed interim consolidated financial statements in their component parts. The equity component is assigned the residual amount after deducting from the fair value of the instrument, as a whole, the amount separately determined for the liability component.

The Company measures its cash and cash equivalents at FVTPL and its accounts receivable at amortized cost. The Company measures its accounts payable, debentures and loan at amortized cost and its derivative warrant liabilities at FVTPL.

Revenue Recognition

Research Revenue

The Company recognizes collaborative research revenues as services are rendered when the amount of revenue can be measured reliably, it is probable the economic benefits associated with the transaction will flow to the Company, and the stage of completion of the transaction and the costs incurred to complete the transaction can be measured reliably. Revenue from non-refundable contract fees where the Company has continuing involvement through research collaboration, is recognized ratably over the related research period. Payments received in advance of rendering research services are recorded as deferred revenue.

License Revenue

License fees representing non-refundable payments received at the time of signature of license agreements are recognized as revenue upon transfer of the license when the Company has no significant future performance obligations and collectability of the fees is reasonably assured. These licenses provide a right to use the Company’s intellectual property. Upfront payments received at the beginning of licensing agreements when the Company has significant future performance obligations are deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations are performed. These licenses provide a right to access the Company’s intellectual property. Where the Company has future performance obligations that are distinct, revenue from upfront payments is allocated to such performance obligations and recognized as they are satisfied.

Milestone payments associated with licenses, which are generally based on developmental or regulatory events, are forms of variable consideration and are only included in the transaction price when it is highly probable that a significant reversal will not occur when the uncertainty associated with the milestone is subsequently resolved. Therefore, milestone payments that do not meet the highly probable criteria are recognized as revenue when the milestones are achieved, collectability is assured, and when the Company has no significant future performance obligations in connection with the milestones. Sales-based royalty payments received in exchange for a license of intellectual property are recognized at the later of the subsequent sale or satisfaction of the related performance obligation.

8

BIOASIS TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended August 31, 2022 and 2021

(Unaudited amounts expressed in Canadian dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF FINANCIAL STATEMENT PRESENTATION (continued)

(f) Significant Accounting Policies (continued)

License Revenue (continued)

Provisions

Provisions are recognized for liabilities of uncertain timing or amounts that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date.

Joint Arrangements

Under IFRS 11 Joint Arrangements investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Company has joint operations.

Joint operations

The Company recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. These have been incorporated in the condensed interim consolidated financial statements under the appropriate headings. Details of the joint operations are set out in Note 10.

Derivative Financial Instruments

Warrants issued pursuant to equity offerings that are potentially exercisable on a cashless basis or that have an exercise price denominated in a currency different from the functional currency of the Company resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value, with changes in fair value recognized in the condensed interim consolidated statements of operations and comprehensive loss. The derivative liabilities will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised or will be extinguished on the expiry of the outstanding warrants. Immediately prior to exercise, the intrinsic value is transferred to share capital (the intrinsic value is the share price at the date the warrant is exercised less the exercise price of the warrant). Any remaining fair value is recorded through the condensed interim consolidated statements of operations and comprehensive loss as part of the change in estimated fair value of derivatives.

The Company has a conversion option embedded in the convertible debentures which requires bifurcation from the host contract and is accounted for as a free-standing derivative financial instrument. The conversion feature is recognized in the condensed interim consolidated statements of financial position at fair value with changes in fair value recognized in the condensed interim consolidated statements of operations and comprehensive loss.

The Company uses the Black-Scholes option pricing model to estimate fair value at each exercise and period end date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the derivative financial instruments. The impact of changes in key assumptions is described in Note 6.

9

BIOASIS TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended August 31, 2022 and 2021

(Unaudited amounts expressed in Canadian dollars)

3. INTANGIBLE ASSETS

The Company’s intangible assets are comprised of the following:

Acquired Intellectual Property
Cost
Balance as at February 28, 2022	$832,812
Additions	1,300,000
Balance as at August 31, 2022	2,132,812

Accumulated Amortization
Balance as at February 28, 2022	$673,852
Amortization	44,710
Balance as at August 31, 2022	718,562

Carrying Amounts
February 28, 2022	$158,960
August 31, 2022	$1,414,250

Acquired intellectual property is comprised of the patents, licenses and intellectual property underlying the Company’s preclinical research programs and potential product candidates.

On June 15, 2022, the Company entered into an asset purchase agreement with the founders of Cresence AS of Oslo, Norway (the “Sellers.”) Under the terms of the agreement, the Company purchased all the right, title and interest in the intellectual property owned by the Sellers related to their epidermal growth factor (“EGF”) platform. The Company believes that such EGF assets could be key in treatment of Guillain-Barre Syndrome and Chronic Inflammatory Demyelinating Polyneuropathy, among other indications.

In exchange for the intellectual property, the Company issued 6.5 million common shares valued at $1,300,000 to the Sellers upon the transaction close on June 17, 2022. In accordance with the agreement, the Company will issue up to an additional 6.0 million common shares subject to the achievement of additional milestones as follows: 3.0 million shares are issuable upon the Company’s initiation of a pivotal clinical trial in the U.S. for the first product, and 3.0 million shares are issuable upon the U.S. FDA approval of any of the Company’s application for the first product. Milestone payments of US$1.0 million each will be made upon attaining the second and third FDA approval indication in neurology for a product. A running royalty of 1% of net sales is payable for any product until the expiration of a specified royalty period.

The Sellers have agreed that they will not sell any of the common shares issued to them for a period of two years from the closing of the transaction. Thereafter, sales will be subject to certain volume limitations.

Amortization of intangible assets has been recorded in research and development expenses.

4. SHARE CAPITAL

(a) Authorized Share Capital

As of August 31, 2022, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value.

In March 2021, the Company applied for and subsequently received approval from the TSX Venture Exchange to extend the expiry date of the 5,797,795 common share purchase warrants issued to subscribers pursuant to the private placement of units which closed in April 2017. The Company extended the expiry date of the warrants from April 11, 2021 to April 11, 2022. In addition, the exercise price of $1.00 per share was reduced to $0.85 per share. All other terms of the warrants remained unchanged for the extended exercise period. The 5,797,795 warrants expired on April 11, 2022 and went unexercised.

10

BIOASIS TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended August 31, 2022 and 2021

(Unaudited amounts expressed in Canadian dollars)

4. SHARE CAPITAL (continued)

(a) Authorized Share Capital (continued)

In February 2022, the Company completed a private placement of 770,000 common shares, at a price of $0.26 per common share, for gross proceeds of $200,200. The Company incurred share issuance costs of $4,161.

(b) Warrants

The Company’s warrant activity during the six months ended August 31, 2022 is summarized in the following table:

	Number of Warrants	Weighted Average Exercise Price
Balance outstanding - February 28, 2022	28,073,301	$0.56
Expired	(5,797,795)	0.85

Balance outstanding – August 31, 2022	22,275,506	$0.48

The following table summarizes warrants outstanding and exercisable at August 31, 2022:

Number Outstanding	Exercise Price	Expiry date
23,858	$0.23	October 31, 2022
5,083,298	$0.69	May 24, 2023
1,762,179	$0.69	August 12, 2023
4,839,048	$0.41*	December 28, 2023
4,588,978	$0.36	May 21, 2024
298,222	$0.27	October 31, 2024
3,849,923	$0.20	November 8, 2024
960,000	$0.20	November 8, 2024
870,000	$0.20	December 23, 2024
22,275,506

*	The exercise price of some of the warrants may be adjusted for stock splits or reverse stock splits, dividend distributions, or down round offerings.

5. SHARE-BASED COMPENSATION

(a) Stock Option Plan

Under the Company's Amended Stock Option Plan, most recently approved at the 2017 Annual General Meeting of Shareholders held September 21, 2017, the number of common shares that were reserved for issuance was 10,290,410, representing 11% of the Company's issued outstanding share capital at that date, inclusive of the 200,000 that was reserved under the restricted share unit plan. The plan provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the TSX Venture Exchange guidelines, grant to directors, executive officers, employees and consultants to the Company, non-transferable options to purchase common shares at a price that is not less than the Discounted Market Price (as defined by the rules of the TSX Venture Exchange) on the date of grant. Vesting is provided at the discretion of the Board, and the expiration of options is to be no greater than 10 years from the date of the grant.

11

BIOASIS TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended August 31, 2022 and 2021

(Unaudited amounts expressed in Canadian dollars)

5. SHARE-BASED COMPENSATION (continued)

(a) Stock Option Plan (continued)

In connection with the foregoing, the number of common shares reserved for issuance to any individual director or officer will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for the issuance to all technical consultants will not exceed two percent (2%) of the issued and outstanding common shares.

The following table summarizes activity related to the Company’s stock options for the six months ended August 31, 2022:

	Number of Options	Weighted Average Exercise Price
Balance at February 28, 2022	7,688,690	$0.40
Granted	2,011,000	$0.13
Expired	(265,000)	(0.80)
Balance at August 31, 2022	9,434,690	$0.33

In August 2022, pursuant to the terms of its stock option plan and restricted share units plan, the Company granted 2,011,000 stock options to its directors, employees, consultants and members of the board of directors. The stock options are exercisable at $0.13 per share, expiring August 08, 2027, subject to various vesting terms.

The following table summarizes stock options outstanding and exercisable at August 31, 2022:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price

$0.13	2,011,000	4.94	$0.13	1,946,000	4.94	$0.13
$0.50	510,000	3.39	$0.50	510,000	3.39	$0.50
$0.31	1,445,000	2.83	$0.31	1,445,000	2.83	$0.31
$0.32	1,079,344	1.98	$0.32	1,079,344	1.98	$0.32
$0.27	1,101,240	1.79	$0.27	1,032,490	1.79	$0.27
$0.45	378,000	1.24	$0.45	271,688	1.24	$0.45
$0.47	1,020,000	0.98	$0.47	1,020,000	0.98	$0.47
$0.38	1,380,106	3.88	$0.38	1,380,106	3.88	$0.38
$0.71	510,000	0.25	$0.71	510,000	0.25	$0.71
	9,434,690	2.84	$0.33	9,194,628	2.85	$0.33

During the six months ended August 31, 2022, the Company recognized $254,709 (August 31, 2021: $405,762) in share-based compensation expense, of which $231,229 (August 31, 2021: $373,692) has been included in general and administrative expense, and $23,480 (August 31, 2021: $32,070) has been included in research and development expense. Share-based compensation expense is comprised of awards granted to employees and non-employees under the Company's stock option plan.

The estimated fair value of each tranche of options granted to the Company’s employees and directors is calculated at the grant date and amortized on a straight-line basis over the vesting period of the options. The fair value of non-employee awards is estimated at each reporting period until the final measurement date.

12

BIOASIS TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended August 31, 2022 and 2021

(Unaudited amounts expressed in Canadian dollars)

5. SHARE-BASED COMPENSATION (continued)

(a) Stock Option Plan (continued)

The weighted average fair value of the options granted during the six months ended August 31, 2022 was $0.13 (August 31, 2021: $0.24). The following table summarizes the weighted average assumptions using the Black-Scholes option pricing model for employees, directors and consultants for the respective six months ended August 31, 2022 and 2021.

	Six Months Ended	Six Months Ended
	August 31, 2022	August 31, 2021

Exercise price	$0.13	$0.38
Risk-free interest rate	3.12%	0.79%
Expected life	3.44 years	3.50 years
Expected volatility	100.79%	95.58%
Expected dividends	-	-
Forfeiture rate	8.60%	9.15%

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate.

(b) Restricted Share Unit Plan

In December 2016, the Company adopted a restricted share unit plan (the "RSU Plan"), which provides for the grant of restricted share units ("RSUs") to directors, officers, consultants and employees of the Company and its subsidiaries and affiliates ("Participant"). As required by the policies of the TSX Venture Exchange, the RSU Plan is a fixed plan, which originally reserved for issuance a maximum of 248,266 common shares of the Company. In September 2017, the RSU plan was amended to reserve for issuance a maximum of 200,000 common shares of the Company. On the vesting of RSUs, the common shares of the Company will be issued from the same fixed pool as the common shares issued under the Amended Stock Option Plan (see Note 5(a)).

Under the RSU Plan, the Company may grant RSUs to directors, officers, employees and eligible consultants, which entitle each Participant to one common share of the Company on a time vested basis. The fair market value of the RSUs is determined based upon the quoted market price of the Company’s shares on the date of the grant and recognized as compensation cost over the vesting period with a corresponding increase in equity. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs is determined by the board of directors of the Company. As of August 31, 2022, the Company had no restricted share units outstanding.

During the six months ended August 31, 2022 and 2021, the Company did not recognize any share-based compensation expense related to RSUs.

6. DERIVATIVE LIABILITIES

The warrants issued by the Company in May 2018, November 2019, and June 2021 (including the conversion feature embedded in the convertible debentures (Note 11)) are recorded as a liability with changes in fair value recorded in the condensed interim consolidated statements of operations and comprehensive loss. The following is a summary of the fair value of these warrants:

	Derivative Warrant Liabilities	Derivative Conversion Feature	Total
Balance at February 28, 2022	$425,539	$366,499	$792,038
Change in estimated derivative warrant liability	(366,449)	(339,988)	(706,437)
Balance at August 31, 2022	$59,090	$26,511	$85,601

13

BIOASIS TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended August 31, 2022 and 2021

(Unaudited amounts expressed in Canadian dollars)

6. DERIVATIVE LIABILITIES (continued)

The following assumptions were used to estimate the fair value of the derivative warrant liabilities and conversion feature as of August 31, 2022 using the Black-Scholes option pricing model:

	May 2018 Warrants	November 2019 Warrants	June 2021 Warrants	Conversion Feature
Annualized volatility	101.65%	105.16%	44.04%	44.81%
Risk-free interest rate	3.65%	3.65%	3.65%	3.65%
Estimated life of warrants in years	0.73	2.17	1.33	0.89
Market price	$0.16	$0.16	$0.16	$0.16
Fair value per warrant	$0.01	$0.07	$0.00	$0.00
Exercise price	$0.69	$0.27	$0.41	$0.31

7. RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company's senior management, who are considered to be key management personnel by the Company. Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

During the six months ended August 31, 2022 and 2021, the aggregate value of transactions and outstanding balances related to key management personnel and entities over which they have control or significant influence was as follows:

	Transaction Values for the six months ended August 31,		Balance outstanding* as of August 31,
	2022	2021	2022	2021
a) Flagship Partners, LLC (a company for which the former Chief Financial Officer ("CFO") is an equity partner), for compensation and benefits for services provided as acting CFO, pursuant to a consulting contract.	-	-	-	22,963

b) Board of Directors' fees	102,416	99,424	405,979	261,430

c) Founders Bridge Advisors, LLC, a company owned by the former CFO, for compensation and benefits for services provided as acting CFO, pursuant to a consulting contract.	-	32,589	-	-

d) Current Chief Executive Officer ("CEO") of the Company, for services provided as Executive Chair and CEO, pursuant to a consulting contract.	112,017	98,388	19,120	18,554

e) Forest View Consulting, a company owned by the current CFO, for compensation for services provided as acting CFO, pursuant to a consulting contract.	59,017	42,442	10,554	9,973

f) Cresence Principals Consulting, for compensation for services provided as IP consultants, pursuant to a consulting contract.	25,604	-	26,222	-
* Balances outstanding include reimbursements outstanding to related parties and are unsecured, non-interest bearing and have no specific terms of repayment.

14

BIOASIS TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended August 31, 2022 and 2021

(Unaudited amounts expressed in Canadian dollars)

7. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

During the six months ended August 31, 2022, the Company granted 1,632,000 stock options to directors and officers (August 31, 2021: 1,132,606), effective August 08, 2022, at an exercise price of $0.13 per share. The options expire five years from the date of the grant and are governed by the terms of the Company’s stock option plan.

These transactions were in the normal course of operations and have been recorded at their exchange amounts, which is the consideration agreed upon between the related parties.

Compensation of key management personnel, which includes the CEO, CFO and directors of the Company is as follows:

	Six Months Ended August 31, 2022	Six Months Ended August 31, 2021

Salaries, consultant fees, director fees, service fees, severance and benefits	$299,055	$272,843
Share-based payments(1)	231,140	391,337
	$530,195	$664,180

(1) Share-based payments are the fair value of options granted and vested to key management personnel during the year.

8. FINANCIAL INSTRUMENTS AND FAIR VALUES

Financial assets and liabilities have been classified into categories that determine their basis of measurement and for items measured at fair value, whether change in fair value are recognized in the condensed interim consolidated statements of operations and comprehensive loss.

In establishing fair value, the Company used a fair value hierarchy based on the levels defined below:

•	Level 1 – defined as observable inputs such as quoted prices in active markets.
•	Level 2 – defined as inputs other than quotes prices in active markets that are either directly or indirectly observable.
•	Level 3 – defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Company has determined the carrying values of its short-term financial assets and liabilities consisting of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term maturities of these financial instruments. As such, as of August 31, 2022 and February 28, 2022, there are no significant differences between the carrying value of these amounts and their estimated fair values. The Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. Refer to Note 6 and the Recurring Fair Value Measurements section below for information on the fair value of the derivative warrant liabilities.

Financial Risk Factors

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on its cash and cash equivalents, and accounts receivable in the event of non-performance by counterparties but does not anticipate such non-performance. The maximum exposure to credit risk of the Company at the end of the period is the carrying value of its cash, cash equivalents and accounts receivable.

The Company mitigates its exposure to credit risk by maintaining operating bank accounts with highly rated banks in Canada and the United States.

(b)	Interest rate risk

As of August 31, 2022, fluctuations in interest rates are not expected to have significant impact on the Company’s results of operations.

15

BIOASIS TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended August 31, 2022 and 2021

(Unaudited amounts expressed in Canadian dollars)

8. FINANCIAL INSTRUMENTS AND FAIR VALUES (continued)

Financial Risk Factors (continued)

(c)	Currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company initiated operations in the United States in November 2017. The Company has exposure to currency risk from its maintenance of a US dollar bank account and other operating assets and liabilities held in U.S. dollars, as well as from clinical trial work commitments contracted in the U.S. dollar.

Balances in foreign currencies as at August 31, 2022 are as follows:

Foreign Currency Balances
Cash and cash equivalents	$250,333
Accounts payable and accrued liabilities	(1,238,606)
Net	$(988,273)

The following table details the Company's sensitivity analysis to a 10% decline in the U.S. dollar on foreign currency denominated monetary items by adjusting their translation rate at the condensed interim consolidated statement of financial position date for a 10% change in foreign currency rates.

For a 10% strengthening of the U.S. dollar against the Canadian dollar, there would be an opposite impact on net loss and comprehensive loss for the year.

Foreign Currency Balances
Cash and cash equivalents	$25,033
Accounts payable and accrued liabilities	(123,861)
Net	$(98,827)

(d) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities (see Note 2(d)). The Company manages liquidity risk through the management of its capital structure as outlined in Note 9. As of August 31, 2022, the Company has cash on hand $568,226 to meet the current liabilities of $3,434,200 and to fund ongoing operations. As noted in Note 2(d), there are factors which indicate the existence of a material uncertainty that may raise significant doubt about the Company’s ability to continue as a going concern.

Contractual undiscounted cash flow requirements for contractual obligations as at August 31, 2022 are due as follows:

	Due in 1-3 months	Due in 4-12 months	Due in 1-2 years	Due in >2 years	Total Contractual Cash Flows	Carrying Amount

Accounts payable and accrued liabilities	$1,540,239	$-	$-	$-	$1,540,239	$1,540,239
Convertible debentures	375,000	1,125,000	1,350,000	-	2,850,000	2,003,670
	$1,915,239	$1,125,000	$1,350,000	$-	$4,390,239	$3,543,909

16

BIOASIS TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended August 31, 2022 and 2021

(Unaudited amounts expressed in Canadian dollars)

8. FINANCIAL INSTRUMENTS AND FAIR VALUES (continued)

Recurring Fair Value Measurements

As noted above, the carrying values of the Company’s short-term financial assets and liabilities approximate their fair value due to the short-term maturities of these financial instruments. The following table summarizes the Company’s financial instruments measured at fair value on a recurring basis as of August 31, 2022:

	August 31, 2022
	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$568,226	$-	$-
Liabilities:
Derivative warrant liabilities	-	-	59,090
Derivative conversion feature	-	-	26,511
Total	$568,226	$-	$85,601

The key Level 3 inputs used by management to estimate the fair value are the market price of the Company’s common stock and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the estimated fair value of the obligation by approximately $38,465 at August 31, 2022. If the market price were to decrease by a factor of 10%, this would decrease the estimated fair value of the obligation by approximately $28,181. If the volatility were to increase by 10%, this would increase the estimated fair value of the obligation by approximately $63,979. If the volatility were to decrease by 10%, this would decrease estimated fair value of the obligation by approximately $40,862 at August 31, 2022.

There were no changes in valuation techniques or transfers between the fair value measurement levels during the period.

9. CAPITAL DISCLOSURES

The Company's objective when managing capital is to maintain sufficient working capital on hand for at least 12 months of corporate operations and to sufficiently support the Company's preclinical programs and identify candidates for delivery of therapies across the blood brain barrier. The Company currently has less than 12 months of working capital on hand. As disclosed in Note 2(d), there are factors which indicate the existence of a material uncertainty that may raise significant doubt about the Company’s ability to continue as a going concern.

The Company includes all components of equity in the definition of capital. The Company does not have any debt other than trade accounts payable and the convertible debentures.

Since inception, funding for the Company has primarily been through the issuance of common shares and warrants, and the Company will continue to seek funding from the sale of common shares or other financings. Management regularly monitors the capital markets to balance the timing of issuing additional equity with the Company’s progress in testing its technology, general market conditions and the availability of capital, but there are no assurances that financings will be completed or that funds will be made available to the Company in the future. The Company also may seek collaborative partners to provide funding for further preclinical and clinical research.

The Company is not subject to externally imposed capital requirements.

10. LICENSE AND COLLABORATIVE RESEARCH AGREEMENTS

Neuramedy Co Ltd Research Collaboration and License Agreement

On May 10, 2022, the Company entered into a research collaboration and license agreement with Neuramedy Co Ltd (“Neuramedy”), of Seoul, Korea. Neuramedy is a biotech company researching and developing innovative solutions for neurodegenerative diseases. Under the terms of the agreement, Neuramedy has obtained worldwide rights to research, develop and commercialize an xB3TM version of its antibody, Tomaralimab, directed at the Toll-like receptor 2. Tomaralimab is currently in development for the treatment of Parkinson’s disease and Multiple System Atrophy. Under the terms of the agreement, the Company received an upfront payment of US$300,000. In addition, Neuramedy has the option to purchase a Commercial License and the Company may receive an additional US$72 million in milestone payments and a royalty on net sales.

17

BIOASIS TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended August 31, 2022 and 2021

(Unaudited amounts expressed in Canadian dollars)

10. LICENSE AND COLLABORATIVE RESEARCH AGREEMENTS (continued)

Neuramedy Co Ltd Research Collaboration and License Agreement (continued)

The Company determined that this is a contract with a customer. The performance obligation of the Company is to perform research and development and to grant a license and transfer materials at the conclusion of the research, if Neuramedy exercises its license option. The revenue related to the performance obligation will be recognized over the time when the services will be performed. As of August 31, 2022, there was $310,785 (US$240,000) in deferred revenue related to this agreement.

Janssen Biotech, Inc. Research Collaboration Agreement

On April 11, 2022, the Company entered into a research collaboration with Janssen Biotech, Inc., one of the Pharmaceutical Companies of Johnson & Johnson. Under the terms of the agreement, the Company received a non-refundable, upfront payment of US$100,000. In addition, the Company will receive milestone payments based on the achievement of the milestone events defined in the agreement. The agreement is effective until the earlier of (i) completion of the research, or (ii) January 31, 2023. Janssen will have the option to research, develop and commercialize novel products based on the Company’s xB3 technology. The agreement was facilitated by Johnson & Johnson Innovation.

The Company determined that this is a contract with a customer. The performance obligation of the Company is to perform research and development. The revenue related to the performance obligation will be recognized over the time when the services will be performed. As of August 31, 2022, there was $83,177 (US$66,055) in deferred revenue related to this agreement.

Daiichi Material Transfer Agreement

On July 15, 2021, the Company entered into a material transfer agreement with Daiichi Sankyo Company, Limited (“Daiichi”). Under this agreement, the Company will perform conjugation and seek to deliver Conjugated Compound. Under the terms of the agreement, the Company received a non-refundable, upfront payment of US$30,000. The agreement is effective until earlier of (i) completion of the evaluation, or (ii) 9 months from the effective date. The Company determined that this is a contract with a customer. The performance obligation of the Company is to perform research and development. The revenue related to the performance obligation was recognized on a straight-line basis over time when the services were performed. As of August 31, 2022, there was no deferred revenue related to this agreement.

Oxyrane UK Ltd Material Transfer and Collaboration Agreement

On June 7, 2021, the Company entered into a research collaboration with Oxyrane UK Ltd (“Oxyrane”). The collaboration focuses on combining the Company’s xB3 technology and Oxyrane’s OxyCAT platform to deliver an undisclosed enhanced enzyme replacement therapy into the brain. Under the terms of the agreement the Company will be responsible for certain costs associated with the research, development and commercialization of the program.

Aposense Material Transfer Agreement and Research Collaboration

On March 15, 2021, the Company entered into a material transfer agreement research collaboration with Aposense Ltd (“Aposense”), whose principal place of business is in Israel. The joint arrangement will focus on the delivery of siRNA into the brain. The collaboration was established to progress the discovery and development of new siRNA-based drugs incorporating the Company’s xB3 platform, enabling the treatment of serious neurological conditions. Under the terms of the agreement, Aposense will be responsible for all costs associated with the conjugation of the materials under the arrangement.

11. CONVERTIBLE DEBENTURES

On June 22, 2021, the Company entered into a convertible security funding agreement with Lind Global Macro Fund, LP, an entity managed by The Lind Partners, a New York-based institutional investment management firm (together, “Lind”). Under the terms of the Agreement, the Company may issue to Lind convertible securities in the principal amount of up to $10,000,000. On June 29, 2021, pursuant to the Agreement, Lind made an initial investment of $3,000,000, less a commitment fee of $90,000, in exchange for a convertible security (the “First Convertible Security”) with a face value of $3,600,000 (the “Face Value”), representing a principal amount of $3,000,000 (the “Principal Amount”) and a pre-paid interest amount of $600,000 (the “Pre-Paid Interest”). Commencing 180 days from closing, the Company would begin repaying the First Convertible Security in $125,000 installments. The Company has been granted a 90-day repayment holiday for the months of June, July and August totaling $375,000. Pre-Paid Interest will accrue monthly at $20,000 per month, and once accrued, Lind will have the option, once every 90 days, to convert accrued Pre-Paid Interest into common shares of the Company at 90% of the market closing price on the day immediately prior to the conversion.

18

BIOASIS TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended August 31, 2022 and 2021

(Unaudited amounts expressed in Canadian dollars)

11. CONVERTIBLE DEBENTURES (continued)

In July 2022, Lind Partners provided the Company a three-month repayment holiday under the provisions of the convertible security funding agreement. The parties agreed that the next repayment due would be the payment due at the end of September 2022. As of the date of this filing, the Company has not made the September 2022 payment. The Company is in discussions with Lind to modify the agreement, add additional repayment holidays, and lend the Company additional funds, in return for modified repayment terms. As of the date of this filing, the modification to the convertible security funding agreement has not been finalized.

Lind will be restricted from selling any of the Company’s shares it receives in connection with the First Convertible Security for a period of four months and a day from the date of issuance of the First Convertible Security, and is prohibited from short selling the Company’s shares during the term of the Agreement. After the initial four-month period, Lind will have the right to convert any portion of the Principal Amount into common shares of the Company at a price per share of $0.31 (the “Conversion Price”).

The Agreement also includes an option for the Company to receive additional investments from Lind of up to $7,000,000, in exchange for a convertible security with similar terms to the First Convertible Security, subject to mutual agreement and TSX Venture Exchange approval.

The Company has the option to buy back the outstanding convertible securities in cash at any time. If the Company exercises the buyback option, Lind will have the option to convert (i) up to 33.3% of the outstanding Principal Amount at the Conversion Price, and (ii) up to 100% of the then-accrued Pre-Paid Interest into common shares of the Company. The Company concluded that the conversion option was an embedded derivative that required bifurcation as a derivative liability due to the contingency that the Company could be required to pay cash to settle the conversion (Note 6).

As part of the First Convertible Security financing, the Company issued Lind 4,839,048 warrants exercisable for a term of 30 months at an exercise price of $0.41 per share. The Company will have the right to accelerate the expiry date of a certain number of warrants, subject to certain conditions, including that no event of default has occurred, as follows: (i) if the Company’s shares trade above $1.27 for 30 consecutive days, the Company can accelerate the expiry date of 50% of the warrants; and (ii) if the Company’s shares trade above $1.80 for 30 consecutive days and the First Convertible Security then outstanding (along with all outstanding accrued pre-paid interest) has been fully repaid or converted, then the Company can accelerate the expiry of all of Lind’s remaining warrants. Any warrant exercise proceeds will be applied to the outstanding Principal Amount of the First Convertible Security. The exercise price is subject to adjustment if shares are issued at a price less than 95% of the market price. As a result, the warrants do not meet the criteria to be classified as equity and have been bifurcated and accounted for as a derivative liability (Note 6).

The Company incurred total issuance costs of $185,427 related to this transaction, including $95,000 for commitment and legal fees paid directly to the lender.

As of the transaction date, the Company recorded $1,807,677 to the liability component of the convertible debentures, a warrant liability of $355,457 and a conversion liability of $836,866 based on their estimated fair values. The fair values of the debt component of the convertible debentures, conversion feature and warrant derivative liabilities at their initial recognition required the use of significant management estimates, including estimates of the Company's cost of borrowing and the expected volatility of the Company's stock price.

12. CONTINGENCIES

A claim for damages relating to a contract dispute for a terminated employee of US$137,500 plus legal fees and punitive damages was filed in January 2021 against the Company. In September 2021, the Company reached a settlement on the contract dispute. In connection with the settlement, the Company recorded US$75,000 ($93,349) in settlement of contract dispute on the condensed interim consolidated statements of operations. In exchange for the settlement payment, the terminated employee unconditionally releases and forever discharges the Company, and each of the Company’s entities, from any and all claims.

19